Contact

+6281239672340 (Work)
julienuhligio@gmail.com

www.linkedin.com/in/julienuhlig (LinkedIn)
www.liv-life.co (Company)

Top Skills

Fundraising
Public Speaking
Motivational Speaking

Languages

English
Italian
German

Honors-Awards

Fast Company - Most Innovative Energy Generation Company in the World

Publications

Biogas in Serbien
Interview with Joule Magazin
Absolute power: Africa, opera and Oktoberfest with Entrade founder Julien Uhlig
Zero Emission Housing
Driving the Future of Hydrogen

Julien Uhlig

Impact Investor- Serial Entrepreneur- Passionate about Impact, Remote Living, Transformation and AI

New York, New York, United States

Summary

Unapologetic Change Maker, Innovator, and Party Enthusiast! I’m Julien Uhlig, a seasoned professional with a decade-long track record of driving innovation to solve real-world challenges. Over the past ten years, I’ve raised or consolidated over $160 million in equity and debt investment, transforming ideas into reality. As a trusted consultant for the German Government for a decade, I’ve honed my skills in strategic planning and execution. But that’s not all - I’m also a semi-professional karaoke artist who knows how to liven up a room, and Bali’s biggest party host, bringing people together for unforgettable experiences. Balancing serious business with serious fun, I’m committed to making a difference in the world while enjoying the journey.

Experience

EX Venture Inc.

CEO- Chief Executive Officer
September 2018 - Present (5 years)
Singapore

ZERO-X

Chief Executive Officer
June 2019 - Present (4 years 3 months)
Bali, Indonesia

Entrade Energiesysteme AG

9 years 10 months

CEO
January 2009 - October 2018 (9 years 10 months)

CEO- Vorstand
August 2009 - June 2010 (11 months)
Dahlem

arensis group

Member Board Of Directors

January 2017 - September 2018 (1 year 9 months)

Greater Los Angeles Area

Financing and Integrating ENTRADE Technology into Micro-Grid Developments

agnion energy inc.

CEO

June 2013 - August 2015 (2 years 3 months)

Pfaffenhofen

agnion Energy Inc. owns and operates bio-energy plants that transform solid biomass into electricity and heat. It supplies power and heat to forestry and lumber industry, electric utilities, commercial real estate, and municipal agencies. The company was founded in 2007 and is based in Wilmington, Delaware with subsidiaries in Hettenshausen, Germany; and Graz, Austria. As of May 29, 2013, agnion Energy Inc. operates as a subsidiary of ENTRADE Energiesysteme AG.

AUTARK- Institut für Energieforschung, Transfer und Beratung GmbH

Director

June 2011 - December 2012 (1 year 7 months)

Zittau

Renewable Energy Research Institute at the University Zittau/Görlitz.

AGIT mbh- Technology Region Aachen

Directing Cluster Manager - Autark Funded by the Federal Ministry of Technology BMWi

June 2010 - January 2012 (1 year 8 months)

Decentralised Energy Systems

Federal Ministry of Economics and Labour

Agit mbH

Directing Cluster Manager- HolzStrom

January 2010 - December 2010 (1 year)

Federal Ministry of Economics and Labour

Funded Project HolzStrom

Energy from Solid Biomass Research Cluster

Clearstreams AG
Vice President
September 2008 - August 2009 (1 year)
Zurich

Project Manager "FlussStrom" small hydro Solutions

Lehmann Brothers Inc.
External Consultant
March 2004 - October 2005 (1 year 8 months)

NYIOP International
Director
2002 - 2004 (2 years)

Education

New School University
Bachelor's degree, Business Administration and Management, General · (July 1996 - May 2000)